

December 2, 2024

Michelle Rosenberg
President
Janus Henderson US (Holdings) Inc.
151 Detroit Street
Denver, CO 80206

>   **Re: Janus Henderson US (Holdings) Inc.**
>   **Registration Statement on Form S-4**
>   **Filed November 18, 2024**
>   **File No. 333-283305**

Dear Michelle Rosenberg:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

General

1.   We note that you appear to be registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). However, the prospectus does not appear to contain all of the representations required by the no-action letters. Specifically, you must represent that you have not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the offer, and that you are not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities. Please revise your prospectus accordingly. Alternatively, you may provide us with a supplemental letter that includes these

representations. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question and Answer 125.13, available on our website, at www.sec.gov.

2.   Please also provide the representations that the issuer will include in the transmittal letter an acknowledgement to be executed by each person participating in the exchange offer that such participant does not intend to engage in a distribution of the exchange securities. In addition, the issuer will include in the transmittal letter an acknowledgement for each person that is a broker-dealer exchanging securities it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Securities received pursuant to the Exchange Offer. The transmittal letter may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question and Answer 125.13. Please also include the form of Transmittal Letter as an exhibit to the registration statement.

United States Federal Income Tax Consideration, page 46

3.   We note your disclosure that there will be no U.S. federal income tax consequences to a holder who exchanges an Outstanding Note for a New Note pursuant to the Exchange Offer. As such, please file a tax opinion that supports this statement. Refer to Section III.A. of Staff Legal Bulletin No. 19, available on our website. If counsel will be filing a short form opinion, please ensure that the short-form opinion and the tax disclosure in the prospectus both clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Refer to Section III.B.2. of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance